Exhibit 99.1

TEJON RANCH CO. ANNOUNCES
FOURTH-QUARTER AND
YEAR-ENDED DECEMBER 31, 2018 FINANCIAL RESULTS

--Company Continues Expansion of Tejon Ranch Commerce Center--
--Achieves Milestones for Master Planned Communities--
--Record High Pistachio Yields--

TEJON RANCH, California - (BUSINESS WIRE) - February 28, 2019 - Tejon Ranch Co., or the Company, (NYSE:TRC), a diversified real estate development and agribusiness company, today announced financial results for the fourth quarter and year-ended December 31, 2018.

The Company is in the process of entitling, planning and developing four master planned developments. Three of the developments are mixed-use residential communities and the fourth is a large commercial/industrial center currently in execution with more than 5.0 million square feet already developed and an additional 14.8 million square feet available for development. When all entitlements are approved, the Company's current and future master planned developments will be home to just under 35,000 housing units, more than 35 million square feet of commercial/industrial space and 750 lodging units.

"In 2018, we saw continued expansion of the Tejon Ranch Commerce Center, or TRCC, and plan to carry this momentum into 2019. We have fully leased the 480,480 square foot industrial building that was completed in 2017 and have begun construction on an industrial building through a joint venture with Majestic Realty Co. The new building contains 579,040 rentable square feet and is currently 67% leased. Leasing this amount of industrial space at TRCC prior to completing construction is a testament of the increased attention and competitive advantage we have established." said Gregory S. Bielli, President and CEO.

"From a residential real estate standpoint, we achieved a pivotal milestone in our regional development efforts in the fourth quarter of 2018: the Los Angeles County Board of Supervisors voted 4-1 in favor of our plan to develop Centennial at Tejon Ranch. This is a step in the right direction in addressing the housing crisis that exists not only in Los Angeles County, but California as a whole." Mr. Bielli continued.

"Lastly, our commodity driven segments, farming and mineral resources, showed strong performance in 2018, in part due to record high pistachio yields in excess of four million pounds, along with water sales opportunities above our recurring contractual arrangements."

Fourth-Quarter 2018 Financial Highlights

•
Net income attributable to common stockholders for the fourth quarter of 2018 was $0.3 million, or net income per share attributable to common stockholders, basic and diluted, of $0.01, compared with a net income attributable to common stockholders of $0.3 million, or net income per share attributable to common stockholders, basic and diluted, of $0.01, for the fourth quarter of fiscal 2017.

•
Revenues and other income, including equity in earnings of unconsolidated joint ventures, for the fourth quarter of 2018 were $13.4 million, a increase of $0.8 million, or 6.6%, compared with $12.6 million for the same period in 2017. Factors behind this increase include:

◦
Revenues from mineral resources increased $1.1 million or 82.4% due to fourth quarter water sales, there were no water sales in the fourth quarter of 2017. This increase was offset by reduced farming revenues of $1.0 million or 14.9% resulting from lower 2018 almond crop yields.

◦
Improved equity in earnings from unconsolidated joint ventures of $0.7 million resulting from improved fuel revenues and higher margins from the Company's TA/Petro joint venture with TravelCenters of America.

Fiscal 2018 Financial Highlights

•
Net income attributable to common stockholders for fiscal 2018 was $4.3 million, or net income per share attributable to common stockholders, basic and diluted, of $0.16, compared with a net loss attributable to common stockholders of $1.8 million, or a net loss per share attributable to common stockholders, basic and diluted, of $0.08, for fiscal 2017.

•
Revenues and other income, including equity in earnings of unconsolidated joint ventures, were $50.7 million in fiscal 2018, an increase of $11.0 million, or 27.7%, compared with $39.7 million in 2017. Factors driving this increase include:

◦	An $8.4 million increase in mineral resources revenues due to significantly improved water sales in 2018 that were aided by moderate drought conditions in Kern County.

◦	A $2.1 million increase in farming revenues driven by record high pistachio yields compared to the depressed 2017 crop yields resulting from the alternate bearing nature of pistachios.

Fiscal 2018 Operational Highlights

•
In January 2018, the Company obtained approval from Kern County on the first phase of Farm Village. Farm Village will serve as the commercial center and community gathering place for Mountain Village at Tejon Ranch, or MV, residents and visitors, as well as the gateway to MV.

•
During 2018, the U.S. Department of Commerce re-approved and expanded the Foreign Trade Zone, or FTZ. The expanded FTZ now covers all the industrial sites within TRCC, an area totaling 1,094 acres. The FTZ designation allows a user to secure many benefits and cost reductions associated with streamlined movement of goods in and out of the zone. This FTZ designation provides a marketing advantage for TRCC, an advantage that is further enhanced by the Economic Development Incentive Policy adopted by the Kern County Board of Supervisors in 2018.

•
The 480,480 square foot industrial building constructed in 2017, through a joint venture with Majestic Realty Co., a Los Angeles-based commercial/industrial developer, was fully-leased in 2018, with half the space leased to Dollar General and half to L'Oréal USA.

•
In November 2018, the Company formed TRC-MRC 3, its third joint venture with Majestic Realty Co., to pursue the development, construction, leasing, and management of a 579,040 square foot industrial building at TRCC - East. We anticipate construction completion and delivery of the space in the fourth quarter of 2019. Currently, a tenant has entered into a lease agreement occupying 67% of total rentable space.

•	The Company began development on a new 4,900 square foot multi-tenant retail building at TRCC - East to further expand our footprint at TRCC. Completion is anticipated in the third quarter of 2019.

•
In December 2018, we achieved a pivotal milestone in our regional development efforts: The Los Angeles County Board of Supervisors voted 4-1 in favor of our plan to develop Centennial at Tejon Ranch, taking the first step toward approving the mixed-use residential community located in the northwest Los Angeles County section of Tejon Ranch.

2019 Outlook:

The Company believes its capital structure provides a solid foundation for continued investment in ongoing and future projects. As of December 31, 2018, total capital and debt was approximately $500.5 million. The Company also had cash and securities totaling approximately $79.7 million and $30.0 million available on its line of credit.

The Company will continue to aggressively pursue development, leasing, and investment within TRCC and in its joint ventures. The Company will also continue to invest in its residential projects, including Mountain Village at Tejon Ranch, Centennial at Tejon Ranch and Grapevine at Tejon Ranch. This includes the re-entitlement effort of Grapevine at Tejon Ranch related to the court ruling in December 2018.

During 2019, the Company will continue to invest funds in master project infrastructure, as well as vertical development within its active commercial and industrial development. California is one of the most highly regulated states in which to engage in real estate development and, as such, natural delays, including those resulting from litigation, can be reasonably anticipated. Accordingly, throughout the next few years, the Company expects net income to fluctuate from year-to-year based on commodity prices, production within its farming segment and mineral resources segment, and the timing of sales of land and the leasing of land within its industrial developments.

About Tejon Ranch Co.

Tejon Ranch Co. (NYSE: TRC) is a diversified real estate development and agribusiness company, whose principal asset is its 270,000-acre land holding located approximately 60 miles north of Los Angeles and 30 miles south of Bakersfield.

More information about Tejon Ranch Co. can be found online at http://www.tejonranch.com.

Forward Looking Statements:

The statements contained herein, which are not historical facts, are forward-looking statements based on economic forecasts, strategic plans and other factors, which by their nature involve risk and uncertainties. In particular, among the factors that could cause actual results to differ materially are the following: business conditions and the general economy, future commodity prices and yields, market forces, the ability to obtain various governmental entitlements and permits, interest rates and other risks inherent in real estate and agriculture businesses. For further information on factors that could affect the Company, the reader should refer to the Company’s filings with the Securities and Exchange Commission.

TEJON RANCH CO.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except earnings per share)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Revenues:
Real estate - commercial/industrial	$2,182	$2,297	$8,970	$9,001
Mineral resources	2,409	1,321	14,395	5,983
Farming	5,990	7,036	18,563	16,434
Ranch operations	1,067	1,028	3,691	3,837
Total revenues from Operations	11,648	11,682	45,619	35,255
Operating Profits (Loss):
Real estate - commercial/industrial	321	728	2,724	2,472
Real estate - resort/residential	(211)	(554)	(1,530)	(1,955)
Mineral resources	1,586	738	8,172	3,019
Farming	(468)	1,337	2,535	233
Ranch operations	(294)	(276)	(1,760)	(1,574)
Income (loss) from Operating Segments	934	1,973	10,141	2,195
Investment income	364	173	1,344	462
Other income	(19)	16	(59)	(275)
Corporate expense	(2,409)	(2,371)	(9,705)	(9,713)
(Loss) from operations before equity in earnings of unconsolidated joint ventures	(1,130)	(209)	1,721	(7,331)
Equity in earnings of unconsolidated joint ventures, net	1,423	715	3,834	4,227
Income (loss) before income tax expense	293	506	5,555	(3,104)
Income tax expense (benefit)	(13)	185	1,320	(1,283)
Net income (loss)	306	321	4,235	(1,821)
Net income (loss) attributable to non-controlling interest	(1)	18	(20)	(24)
Net income (loss) attributable to common stockholders	$307	$303	$4,255	$(1,797)
Net income (loss) per share attributable to common stockholders, basic	$0.01	$0.01	$0.16	$(0.08)
Net income (loss) per share attributable to common stockholders, diluted	$0.01	$0.01	$0.16	$(0.08)
Weighted average number of shares outstanding:
Common stock	25,968,802	24,136,930	25,948,189	21,677,981
Common stock equivalents – stock options	14,758	30,003	27,715	40,409
Diluted shares outstanding	25,983,560	24,166,933	25,975,904	21,718,390

Tejon Ranch Co.
Robert D. Velasquez, 661-248-3000
Chief Financial Officer

Non-GAAP Financial Measure

This news release includes references to the Company’s non-GAAP financial measure “EBITDA.” EBITDA represents our share of consolidated net income in accordance with GAAP, before interest, taxes, depreciation, and amortization, plus the allocable portion of EBITDA of unconsolidated joint ventures accounted for under the equity method of accounting based upon economic ownership interest, and all determined on a consistent basis in accordance with GAAP. EBITDA is a non-GAAP financial measure, and is used by us and others as a supplemental measure of performance. We use Adjusted EBITDA to assess the performance of our core operations, for financial and operational decision making, and as a supplemental or additional means of evaluating period-to-period comparisons on a consistent basis. Adjusted EBITDA is calculated as EBITDA, excluding stock compensation expense. We believe Adjusted EBITDA provides investors relevant and useful information because it permits investors to view income from our operations on an unleveraged basis before the effects of taxes, depreciation and amortization, and stock compensation expense. By excluding interest expense and income, EBITDA and Adjusted EBITDA allow investors to measure our performance independent of our capital structure and indebtedness and, therefore, allow for a more meaningful comparison of our performance to that of other companies, both in the real estate industry and in other industries. We believe that excluding charges related to share-based compensation facilitates a comparison of our operations across periods and among other companies without the variances caused by different valuation methodologies, the volatility of the expense (which depends on market forces outside our control), and the assumptions and the variety of award types that a company can use. EBITDA and Adjusted EBITDA have limitations as measures of our performance. EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments. While EBITDA and Adjusted EBITDA are relevant and widely used measures of performance, they do not represent net income or cash flows from operations as defined by GAAP, and they should not be considered as alternatives to those indicators in evaluating performance or liquidity. Further, our computation of EBITDA and Adjusted EBITDA may not be comparable to similar measures reported by other companies.

TEJON RANCH CO.
Non-GAAP Financial Measures
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Net income (loss)	$306	$321	$4,235	$(1,821)
Net income (loss) attributed to non-controlling interest	(1)	18	(20)	(24)
Interest, net:
Consolidated	(364)	(173)	(1,344)	(462)
Our share of interest expense from unconsolidated joint ventures	751	468	2,519	1,730
Total interest, net	387	295	1,175	1,268
Income taxes (benefit)	(13)	185	1,320	(1,283)
Depreciation and amortization:
Consolidated	2,140	2,267	5,424	5,689
Our share of depreciation and amortization from unconsolidated joint ventures	1,156	1,449	4,328	5,419
Total depreciation and amortization	3,296	3,716	9,752	11,108
EBITDA	3,977	4,499	16,502	9,296
Stock compensation expense	647	981	3,248	3,552
Adjusted EBITDA	$4,624	$5,480	$19,750	$12,848